UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rabo Securities USA, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 36th Floor
(No. and Street)

New York	**New York**	**10167**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Martens — **(212) 916-3706**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____ Kenneth McGrory _____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ Rabo Securities USA, Inc. _____ , as of _____ December 31, 2019 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Subscribed and sworn
to before me
this 26 day of February 2020

_____
President and Chief Operating Officer
Title

_____
Notary Public

Melissa Richman Ohayon
Notary Public, State of New York
No. 02OH6235074
Qualified in New York County
My Commission Expires January 31, 2023

This report* contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Income and Comprehensive Income.
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholders' Equity.
[ ]	(f)	Statement of Changes in Subordinated Borrowings.
[ ]	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
[ ]	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[ ]	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
[ ]	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An oath or affirmation.
[ ]	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
December 31, 2019
With Report of Independent Registered Public Accounting
Firm

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Rabo Securities USA, Inc.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc.
(the "Company") as of December 31, 2019, including the related notes (collectively referred to as the
"financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the
financial position of the Company as of December 31, 2019 in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those
standards require that we plan and perform the audit to obtain reasonable assurance about whether the
financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statement, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statement. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statement.
We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2020

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us


Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2019

(In Thousands, Except Share Amounts)


Assets

Cash and cash equivalents	$	20,537
U.S. government securities		125,730
Receivable from clearing organization		15,000
Receivable from underwriters, net		2,467
Receivable from customers		1,943
Receivable from broker-dealer		63
Other assets		220
Total assets	$	165,960

Liabilities and stockholder's equity

Liabilities:

Payable to affiliates, net	$	18,802
Accounts payable and accrued expenses		934
Fail-to-receive		310
Total liabilities		20,046

Contingencies

Stockholder's equity:

Common stock (1,000 shares authorized, issued and outstanding, $0.01 par value)		-
Additional paid-in capital		32,000
Retained earnings		113,914
Total stockholder's equity		145,914
Total liabilities and stockholder's equity	$	165,960


The accompanying notes are an integral part of the Statement of Financial Condition.


Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999 and commenced broker-dealer operations in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Coöperatieve Rabobank U.A. ("Rabobank Nederland").

The Company is an institutional brokerage and investment banking firm that engages primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed income sales and trading, and effecting transactions in foreign fixed income securities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). RSI is a registered clearing member of the Chicago Mercantile Exchange ("CME") for the singular purpose of clearing Interest Rate Swap ("IRS") transactions on behalf of Rabobank Nederland.

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis as an initial purchaser or principal, and in private placement transactions as agent.

The Company also participates in the private placement of asset-backed commercial paper for a Rabobank Nederland administered commercial paper program for which it earns brokerage fees. These transactions are executed with U.S. major institutional clients and broker-dealers and the activity is cleared via Pershing LLC (the "Clearing Broker") on a fully-disclosed basis. As an introducing broker, the Company does not carry securities accounts or perform custodial functions.

The Company acts as an agent for fixed income securities transactions, which are executed by Rabobank Nederland for U.S. major institutional investors and broker-dealers and earns commission income. Foreign fixed income securities transactions settle on a delivery/receipt versus payment basis through the global custody network of Rabobank Nederland. U.S. fixed income securities settle on a fully-disclosed basis through the Clearing Broker.

RSI acts as a buying agent to execute equity share buybacks for clients looking to re-purchase outstanding company shares for which it earns brokerage fees.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019

(In Thousands)

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Significant estimates include the valuation of financial instruments. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with financial institutions and short-term, highly liquid investments with a maturity of less than three months when purchased. Cash and cash equivalents primarily comprises money market funds placed with one financial institution. Amounts on deposit with financial institutions typically exceed federal insurance limits. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

U.S. Government Securities

As of December 31, 2019, U.S. Government Securities represent U.S. Treasury Bills, which were purchased with an original maturity of three months or more. Securities owned are recorded at fair value.

Receivables from Clearing Organization, Underwriters, net, Customers and Broker-Dealer

Receivable from clearing organization represents cash held at the CME. Receivable from underwriters, net represent underwriting fees receivable net of estimated charges and fees. Receivable from customers include amounts due from customers primarily for advisory transactions, and the foreign fixed income securities transactions executed pursuant to SEC Rule 15a-6. Receivable from broker-dealer mainly represents amounts due from the Clearing Broker. The Company records these receivables when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time.

The Company establishes an allowance for doubtful receivables when it determines the receivable to be uncollectible.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

Fail-to-Deliver

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

Payable to Affiliates, Net

Payable to affiliates primarily represents the amount due to Rabobank Nederland associated with the balance maintained by RSI at the CME, amounts owed to the New York Branch of Rabobank Nederland ("Rabobank New York Branch") for costs incurred under a service level agreement, and amounts due to Parent for income taxes.

Receivable from affiliates primarily represents amounts owed to RSI for the brokerage activities conducted on behalf of Rabobank Nederland. Amounts receivable from and payable to the same affiliate are presented net in the Statement of Financial Condition.

Fail-to-Receive

In the normal course of business, the Company chaperones security transactions pursuant to SEC Rule 15a-6 on behalf of customers on a receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment

date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Recently Announced Accounting Standards

In February 2016 the FASB issued ASU 2016-02, *Leases* (Topic 842) with amendments issued in January 2018, July 2018 and December 2018. ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The new lease standard requires adoption using a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, and provides for certain practical expedients. Transition requires application of the new guidance at the beginning of the earliest comparative period presented. The Company adopted ASU 2016-02 on January 1, 2019. The adoption had no impact to the Company's financial statements.

In June 2016 the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments* ("CECL"). ASU 2016-13 provides amendments to ASC 326, *Financial Instruments – Credit Losses*, which amends the guidance on the impairment of financial instruments. Additionally, CECL adds an impairment model that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. The amendments are effective during interim and annual periods beginning after December 15, 2019. The Company currently uses the specific identification method for establishing credit provisions and write-offs of its trade accounts receivable. The Company adopted ASU 2016-13 on January 1, 2020 and determined the adoption had no material impact to the financial statements.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019

(In Thousands)

3. Receivables from Clearing Organization, Underwriters, net, Customers, and Broker-Dealer

Receivable from clearing organization represents the balance held at the CME to satisfy the Company's membership requirements. At December 31, 2019, the amount on deposit with the CME was comprised of a guarantee fund of $15,000.

As a member of CME, the Company clears IRS trades on behalf of Rabobank Nederland. From time to time, Rabobank Nederland may deposit additional securities with the CME in the RSI member account in support of Rabobank Nederland's IRS activities cleared therein. The title and ownership of these additional securities deposited directly by Rabobank Nederland does not reside with the Company and these securities are not reflected in the Statement of Financial Condition.

Receivable from underwriters, net, receivable from customers and receivable from broker-dealer are all unsecured, and are due to the Company in accordance with the payment terms in the underlying contracts. There was no allowance for doubtful receivables at December 31, 2019.

4. Concentration of Credit Risk

As of and during the year ended December 31, 2019, the Company's cash and cash equivalents consisted of $17 held in cash and $20,520 held in money market funds, and were placed on deposit with primarily one financial institution with an investment grade rating.

5. Off-Balance Sheet Risk and Transactions with Customers

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from clients introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated market risk through settlement date. There were no amounts to be indemnified to clearing brokers for customer accounts at December 31, 2019 and based on experience, the Company expects the risk of loss associated with these indemnifications to be remote.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and various combined state and city income tax returns filed by Rabobank Nederland or the Parent.

The tax sharing agreement between the Parent and its subsidiaries is consistent with the Company's method of presenting its federal income tax provision. Similarly, the tax sharing agreement with Rabobank Nederland is also consistent with the Company's method of presenting its State and City taxes. Under the tax sharing arrangements, income taxes are paid by the Parent and by Rabobank Nederland on the Company's behalf and, therefore, income taxes payable in the Statement of Financial Condition represents an inter-company payable. As of December 31, 2019, the Company owed the Parent $1,288 as part of the tax sharing agreement which is reported in Payable to affiliates, net in the accompanying Statement of Financial Condition.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax asset to the amount expected to be realized. As of December 31, 2019, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

The statute of limitations is open for the tax years 2016 through 2018 for federal and state tax purposes. Rabobank New York Branch is under New York State audit for tax years ended December 31, 2014 through December 31, 2016 during which time the Company filed as a member of the combined New York State return.

As of December 31, 2019, the Company accrued $751 related to uncertain tax positions, which includes $215 interest and penalties as defined within ASC 740. The Company does not believe that it is reasonably possible that any other significant unrecognized benefits will accrue within the next 12 months.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

7. Benefits

The Company's eligible employees may participate in various benefit plans sponsored by an affiliate including a 401(k) plan and a post-retirement healthcare plan. The 401(k) plan includes employee contributions and matching contributions subject to certain limitations.

8. Net Capital and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method, as permitted by the Rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2019, the Company had net capital of approximately $141,122, which exceeded its minimum requirement by $140,872.

9. Financial Instruments

In accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value including a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

Fair Value Hierarchy

The three-levels of the fair value of hierarchy are described below:

Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data or substantially the full term of the assets or liabilities;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following is a summary of the financial assets measured at fair value on a recurring basis as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 20,520	$ –	$ –	$ 20,520
U.S. government securities	–	125,730	–	125,730
Total	$ 20,520	$ 125,730	$ –	$ 146,250

The fair value of cash equivalents which are comprised of money market funds is based on quoted prices in active markets. The U.S. government securities represent off-the run Treasury bills also based on quoted prices in active markets.

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

10. Related Party Transactions

The Company receives services pursuant to the service level agreement with Rabobank New York Branch, most recently amended on January 22, 2019. The Company is charged a percentage of compensation, occupancy, administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company. The agreement to reflect the Company's cost allocation is updated annually.

Payments related to the service level agreement are settled quarterly. As of December 31, 2019, amounts owed to Rabobank New York Branch relating to the service level agreement and other expenses paid on behalf of the Company are $2,571 and are included in Payable to affiliates, net in the Statement of Financial Condition.

In connection with the U.S. fixed income securities business, commissions receivable from Rabobank Nederland from such transactions were $319 at December 31, 2019 and are included in Payables to affiliates, net in the Statement of Financial Condition. The Company had fail-to-receive trades executed and to be settled by Rabobank Nederland at December 31, 2019 that were approximately $310. The risk of loss associated with these transactions is dependent upon the customer and the affiliate clearing broker fulfilling their obligations.

As a member of the CME, the Company clears IRS trades on behalf of Rabobank Nederland. Support services performed by the Company under a service level agreement are immaterial. At December 31, 2019, the $15,000 on deposit with the CME was due to Rabobank Nederland and included in Payable to affiliates, net, in the Statement of Financial Condition.

The Company acts as a placement agent of commercial paper issued by Rabobank New York Branch.

Certain underwriting and advisory services are performed jointly with various affiliates of Rabobank Nederland and a portion of the fees may be paid to or received from affiliates.

RSI is provided with an uncommitted $500,000 revolving financing facility (the "Facility") by Rabobank Nederland. The Facility is available to provide liquidity to support the Company's funding needs for business activities. Should the Facility be drawn upon, interest would accrue at the current funds transfer price rate set by Rabobank Nederland at the time of the drawdown. The Facility remains in effect until either party provides written notice of termination, provided the termination does not affect the Company's obligations. At December 31, 2019 and during the year then ended, there were no outstanding borrowings under the Facility.

On January 13, 2019, RSI entered into a Revolving Note and Cash Subordinated Agreement (the "Subordinated Revolver") with Rabobank Nederland that provides a committed revolving line that enables RSI to borrow up to $100,000. The Subordinated Revolver replaced a previous Revolving Note and Cash Subordinated Agreement that expired on January 13, 2019 (the "Prior Subordinated Revolver"). The draw period under the Subordinated Revolver is effective through July 13, 2020 and any amount outstanding on that date are due and payable on or before July 13, 2021, the maturity date. The Company did not draw under the Subordinated Revolver during the period January 13, 2019 through December 31, 2019.

The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

The Company drew on the Prior Subordinated Revolver one time during the year ended December 31, 2019 as shown in the below table:

Date of Drawdown	Date Funds Returned	Principal	Interest Rate
10-Jan-19	17-Jan-19	$ 20,000	4.909%

11. Contingencies

The Company establishes reserves for litigation related matters that arise from the ordinary course of our business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. The Company is subject to a pending legal action relating to the conduct of our normal business activities. In the opinion of management, the ultimate aggregate liability, if any, arising from such pending legal action will not be material to our financial position or our results of operations.

12. Subsequent Events

The Company has evaluated subsequent events through February 26, 2020, the date these financial statements were available to be issued. No subsequent events were identified that would require disclosure in or adjustment to these financial statements.